

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2022

David Jemmett
Chief Executive Officer
Cerberus Cyber Sentinel Corp
6900 E. Camelback Road, Suite 240
Scottsdale, AZ 85251

      Re: Cerberus Cyber Sentinel Corp
             Registration Statement on Form S-3
             Filed June 14, 2022
             File No. 333-265574

Dear Mr. Jemmett:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services

cc: Katherine A. Beck